UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FINANCIAL ENGINES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

317485100

(CUSIP Number)

Warburg Pincus Private Equity X, L.P.

c/o Warburg Pincus LLC

450 Lexington Ave

New York, NY 10017

(212) 878-0600

Copy to:

Mark F. Veblen

 Wachtell, Lipton, Rosen & Katz

 51 West 52nd Street

 New York, NY 10019

 (212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

February 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 317485100

1.	Names of Reporting Persons Warburg Pincus Private Equity X., L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (1)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,963,465 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,963,465 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,963,465 (2)(4)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) See Items 3 and 4.

(2) Consists of 7,345,681 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Financial Engines, Inc., a Delaware corporation (the “Issuer” or “Financial Engines”) received pursuant to the Merger Agreement (as defined in Item 4) and 617,784 shares of Common Stock purchased pursuant to the Put/Call Agreement (as defined in Item 4). See Items 4 and 5.

(3) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person (as defined in Item 2), the total number of shares of Common Stock outstanding is based on 61,585,287 shares of Common Stock outstanding as of February 2, 2016 as reported by the Issuer on its Registration Statement Form S-3 and accompanying prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 3, 2016.

(4) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100

1.	Names of Reporting Persons Warburg Pincus X Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (1)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 254,791 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 254,791 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 254,791 (2)(4)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) See Items 3 and 4.

(2) Consists of 235,025 shares of Common Stock of the Issuer received pursuant to the Merger Agreement (as defined in Item 4) and 19,766 shares of Common Stock purchased pursuant to the Put/Call Agreement (as defined in Item 4). See Items 4 and 5.

(3) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person (as defined in Item 2), the total number of shares of Common Stock outstanding is based on 61,585,287 shares of Common Stock outstanding as of February 2, 2016 as reported by the Issuer on its Registration Statement Form S-3 and accompanying prospectus filed with the SEC on February 3, 2016.

(4) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100

1.	Names of Reporting Persons Warburg Pincus X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,218,256 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,218,256 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,218,256 (1)(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) Consists of 7,580,706 shares of Common Stock of the Issuer received pursuant to the Merger Agreement (as defined in Item 4) and 637,550 shares of Common Stock purchased pursuant to the Put/Call Agreement (as defined in Item 4). See Item 4.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person (as defined in Item 2), the total number of shares of Common Stock outstanding is based on 61,585,287 shares of Common Stock outstanding as of February 2, 2016 as reported by the Issuer on its Registration Statement Form S-3 and accompanying prospectus filed with the SEC on February 3, 2016.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100

1.	Names of Reporting Persons Warburg Pincus X GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,218,256 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,218,256 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,218,256 (1)(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) Consists of 7,580,706 shares of Common Stock of the Issuer received pursuant to the Merger Agreement (as defined in Item 4) and 637,550 shares of Common Stock purchased pursuant to the Put/Call Agreement (as defined in Item 4). See Item 4.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person (as defined in Item 2), the total number of shares of Common Stock outstanding is based on 61,585,287 shares of Common Stock outstanding as of February 2, 2016 as reported by the Issuer on its Registration Statement Form S-3 and accompanying prospectus filed with the SEC on February 3, 2016.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100

1.	Names of Reporting Persons WPP GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,218,256 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,218,256 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,218,256 (1)(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 7,580,706 shares of Common Stock of the Issuer received pursuant to the Merger Agreement (as defined in Item 4) and 637,550 shares of Common Stock purchased pursuant to the Put/Call Agreement (as defined in Item 4). See Item 4.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person (as defined in Item 2), the total number of shares of Common Stock outstanding is based on 61,585,287 shares of Common Stock outstanding as of February 2, 2016 as reported by the Issuer on its Registration Statement Form S-3 and accompanying prospectus filed with the SEC on February 3, 2016.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100

1.	Names of Reporting Persons Warburg Pincus Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,218,256 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,218,256 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,218,256 (1)(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) Consists of 7,580,706 shares of Common Stock of the Issuer received pursuant to the Merger Agreement (as defined in Item 4) and 637,550 shares of Common Stock purchased pursuant to the Put/Call Agreement (as defined in Item 4). See Item 4.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person (as defined in Item 2), the total number of shares of Common Stock outstanding is based on 61,585,287 shares of Common Stock outstanding as of February 2, 2016 as reported by the Issuer on its Registration Statement Form S-3 and accompanying prospectus filed with the SEC on February 3, 2016.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100

1.	Names of Reporting Persons Warburg Pincus Partners GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,218,256 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,218,256 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,218,256 (1)(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 7,580,706 shares of Common Stock of the Issuer received pursuant to the Merger Agreement (as defined in Item 4) and 637,550 shares of Common Stock purchased pursuant to the Put/Call Agreement (as defined in Item 4). See Item 4.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person (as defined in Item 2), the total number of shares of Common Stock outstanding is based on 61,585,287 shares of Common Stock outstanding as of February 2, 2016 as reported by the Issuer on its Registration Statement Form S-3 and accompanying prospectus filed with the SEC on February 3, 2016.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100

1.	Names of Reporting Persons Warburg Pincus & Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,218,256 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,218,256 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,218,256 (1)(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) Consists of 7,580,706 shares of Common Stock of the Issuer received pursuant to the Merger Agreement (as defined in Item 4) and 637,550 shares of Common Stock purchased pursuant to the Put/Call Agreement (as defined in Item 4). See Item 4.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person (as defined in Item 2), the total number of shares of Common Stock outstanding is based on 61,585,287 shares of Common Stock outstanding as of February 2, 2016 as reported by the Issuer on its Registration Statement Form S-3 and accompanying prospectus filed with the SEC on February 3, 2016.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100

1.	Names of Reporting Persons Warburg Pincus LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,218,256 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,218,256 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,218,256 (1)(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 7,580,706 shares of Common Stock of the Issuer received pursuant to the Merger Agreement (as defined in Item 4) and 637,550 shares of Common Stock purchased pursuant to the Put/Call Agreement (as defined in Item 4). See Item 4.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person (as defined in Item 2), the total number of shares of Common Stock outstanding is based on 61,585,287 shares of Common Stock outstanding as of February 2, 2016 as reported by the Issuer on its Registration Statement Form S-3 and accompanying prospectus filed with the SEC on February 3, 2016.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100

1.	Names of Reporting Persons Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,218,256 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,218,256 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,218,256 (1)(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Consists of 7,580,706 shares of Common Stock of the Issuer received pursuant to the Merger Agreement (as defined in Item 4) and 637,550 shares of Common Stock purchased pursuant to the Put/Call Agreement (as defined in Item 4). See Item 4.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person (as defined in Item 2), the total number of shares of Common Stock outstanding is based on 61,585,287 shares of Common Stock outstanding as of February 2, 2016 as reported by the Issuer on its Registration Statement Form S-3 and accompanying prospectus filed with the SEC on February 3, 2016.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100

1.	Names of Reporting Persons Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,218,256 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,218,256 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,218,256 (1)(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Consists of 7,580,706 shares of Common Stock of the Issuer received pursuant to the Merger Agreement (as defined in Item 4) and 637,550 shares of Common Stock purchased pursuant to the Put/Call Agreement (as defined in Item 4). See Item 4.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person (as defined in Item 2), the total number of shares of Common Stock outstanding is based on 61,585,287 shares of Common Stock outstanding as of February 2, 2016 as reported by the Issuer on its Registration Statement Form S-3 and accompanying prospectus filed with the SEC on February 3, 2016.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

Information in respect of each Warburg Pincus Reporting Person (as defined below) is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock of Financial Engines.

The Issuer’s principal executive offices are located at 1050 Enterprise Way, 3rd Floor, Sunnyvale, CA 94089.

Item 2.  Identity and Background.

(a) This Statement is being jointly filed pursuant to Rule 13a-1(a)(3) and Rule 13a-3(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WP X Partners”, and together with WP X, the “WP X Funds”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”), Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP”), WPP GP LLC, a Delaware limited liability company (“WPP GP”), Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy (“Messrs. Kaye and Landy, together with the WP X Funds, WP X LP, WP X GP, WPP GP, WP Partners, WPP GP LLC, WP, and WP LLC, the “Warburg Pincus Reporting Persons”). The Warburg Pincus Reporting Persons have entered into an agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”) in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act, a copy of which is attached as Exhibit 1 hereto. WP X indirectly holds shares of Common Stock through its wholly owned subsidiary, WP X Finance, L.P., a Delaware limited partnership (“WP X Finance”). WP X is the general partner of WPX GP, L.P., a Delaware limited partnership, which is the managing general partner of WP X Finance.

(b) The address of the principal business and principal office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. Additional information relating to the Warburg Pincus Reporting Persons is included in Schedule A hereto.

(c) The principal business of the WP X Funds is that of making private equity and related investments. The principal business of the rest of the Warburg Pincus Reporting Persons is as follows: WP X LP is the general partner of the WP X Funds; WP X GP is the general partner of WP X LP; WPP GP is the general partner of WP X GP and certain other entities affiliated with WP LLC; WP Partners is the managing member of WPP GP and certain other entities affiliated with WP LLC, and the general partner of certain other funds affiliated with WP LLC; WPP GP LLC is the general partner of WP Partners and certain other entities affiliated with WP LLC; WP is the managing member of WPP GP LLC or ultimate general partner of certain other funds affiliated with WP LLC; WP LLC is the manager of the WP X Funds and certain other funds; and Messrs. Kaye and Landy are Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC.

(d) During the last five years, none of the Warburg Pincus Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, to the knowledge of the Warburg Pincus Reporting Persons, have any of the persons named on Schedule A.

(e) During the last five years, none of the Warburg Pincus Reporting Persons, nor, to the knowledge of the Warburg Pincus Reporting Persons, any of the persons listed on Schedule A, has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Kaye and Landy are citizens of the United States of America, and except as otherwise indicated on Schedule A each of the individuals referred to on Schedule A is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Statement is hereby incorporated by reference in this Item 3.

Item 4.  Purpose of Transaction.

Prior to the consummation of the transactions contemplated by the Merger Agreement (as defined below), the Warburg Pincus Reporting Persons beneficially owned all of the outstanding common stock, par value $0.01 (the “KC Blocker Stock”), of Kansas City 727 Acquisition Corporation, a Delaware corporation (“KC Blocker”), the managing member and majority interest holder of Kansas City 727 Acquisition LLC, a Delaware limited liability company (“The Mutual Fund Store”). The board of directors of KC Blocker and the board of managers of The Mutual Fund Store resolved to enter into the Merger Agreement, and the stockholders of KC Blocker voted to approve the Merger Agreement and the transactions contemplated thereby, because of, among other things, the belief that the transactions contemplated by the Merger Agreement, including the receipt of shares of Common Stock by the direct and indirect membership interest holders of The Mutual Fund Store as partial consideration thereunder, represented an attractive business combination and the belief that the Common Stock represented, and continues to represent, an attractive investment. WP X Partners and WP X Finance, (the “WP Parties”), entered into the Put/Call Agreement to purchase shares of Common Stock because of the belief that the Common Stock represented, and continues to represent, an attractive investment.

The Warburg Pincus Reporting Persons beneficially own the Common Stock as an investment. Subject to the limitations described below in this Item 4, the Warburg Pincus Reporting Persons from time to time may decide to increase or decrease their investment in Financial Engines through shares of Common Stock in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of Common Stock, subsequent developments affecting Financial Engines, Financial Engines’ business and prospects, other investment and business opportunities available to the Warburg Pincus Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant.

The Merger Agreement

On November 5, 2015, an Agreement and Plan of Mergers (as amended, the “Merger Agreement”) was entered into by and among Financial Engines, Mayberry Acquisition Sub I, LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Issuer (“Merger Sub 1”), Mayberry Acquisition Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of the Issuer, Mayberry Acquisition Sub II, LLC, a Delaware limited liability company and wholly owned third tier subsidiary of Merger Sub 1, KC Blocker, TMFS Holdings, Inc., a Nevada corporation (“Management Blocker”), The Mutual Fund Store, and, solely in its capacity as the Sellers’ Representative, WP Fury Holdings, LLC, a Delaware limited liability company.

Pursuant to the Merger Agreement, among other things, after a series of transactions consummated on February 1, 2016, KC Blocker and The Mutual Fund Store became wholly owned subsidiaries of Financial Engines (the “Mergers”). Upon the consummation of the Mergers, pursuant to the terms of the Merger Agreement, the WP Parties received from Financial Engines an aggregate of 7,580,706 shares of Common Stock (i) a portion of which was received upon conversion of 534.14 shares of KC Blocker Stock, where each share of KC Blocker Stock was converted into the right to receive 11,827.3178 shares of Common Stock, and (ii) and a portion of which was received in respect of the net amount of the obligations of KC Blocker under certain promissory notes issued by KC Blocker to the WP Parties with an aggregate face value and due but unpaid interest as of February 1, 2016 in the amount of $70,022,508.50 (the “WP Notes”) less the receipt of $33,387,852.36 in cash from Financial Engines.

The foregoing summary of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2 to this Statement, which is incorporated herein by reference.

The Put/Call Agreement

In connection with the Merger Agreement, the WP Parties and Management Blocker entered into a Put/Call Letter Agreement, dated November 5, 2015 (the “Put/Call Agreement”), pursuant to which (i) the WP Parties granted to Management Blocker an option to sell to the WP Parties, and (ii) Management Blocker granted the WP Parties an option to purchase from Management Blocker, up to 637,550 in the aggregate shares of Common Stock at a price of $31.37 per share, in each case subject to the consummation of the Mergers. Management Blocker timely exercised its option to sell to the WP Parties 637,550 shares of Common Stock and, on February 1, 2016, following the consummation of the Mergers, the WP Parties purchased from

Management Blocker 637,550 shares of Common Stock (the “Put Shares”) for aggregate consideration of $19,999,943.50 in cash. The funds used by the WP Parties to purchase the Put Shares were obtained from the cash received by the WP Parties from Financial Engines upon the consummation of the Mergers in respect of the obligations of KC Blocker under the WP Notes, pursuant to the terms of the Merger Agreement.

The foregoing summary of the Put/Call Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Put/Call Agreement, a copy of which is attached as Exhibit 4 to this Statement and is incorporated herein by reference.

The Stockholders Agreement

In connection with the Merger Agreement, Financial Engines, the WP Parties, Management Blocker and Christopher R. Braudis entered into a Stockholders Agreement, dated as of November 5, 2015 (the “Stockholders Agreement”). The Stockholders Agreement sets forth arrangements regarding certain governance matters and contains various provisions described below relating to, among other things, board representation, certain transfer restrictions, prohibitions on certain actions related to Financial Engines, and registration rights.

Board Representation. Pursuant to the terms of the Stockholders Agreement, the board of directors of Financial Engines (the “Board”) appointed Michael E. Martin, as director, effective February 1, 2016, to serve until Mr. Martin’s successor is duly elected and qualified or until Mr. Martin’s earlier resignation, removal, death or incapacity. Mr. Martin will serve as a member of the Compensation Committee of the Board. Until such time as Warburg Pincus Reporting Persons beneficially own less than the lower of (i) 5% of all of the outstanding shares of Common Stock and (ii) 50% of the number of shares of Common Stock received by the WP Parties as consideration in the Mergers, the Warburg Pincus Reporting Persons may designate Mr. Martin’s replacement on the Board in the circumstances and on the terms set forth in the Stockholders Agreement, and Financial Engines must nominate and solicit proxies for, and the Board must recommend in favor of, the election as director of Mr. Martin or his replacement at each special or annual meeting of Financial Engines stockholders at which the applicable class of directors is to be elected.

Transfer Restrictions and Restricted Activities. Under the Stockholders Agreement, in accordance with the terms and subject to the exceptions set forth therein, until such time as the Warburg Pincus Reporting Persons beneficially own less than 5% of all of the outstanding shares of Common Stock, the Warburg Pincus Reporting Persons may not knowingly transfer Common Stock to any person or group that would beneficially own 5% or more of all of the outstanding shares of Common Stock after giving effect to the transfer. In addition, until the 90th day after the Warburg Pincus Reporting Persons beneficially own less than 5% of all of the outstanding shares of Common Stock, the Warburg Pincus Reporting Persons are prohibited from taking certain actions related to Financial Engines under the Stockholders Agreement, in accordance with the terms and subject to the exceptions set forth therein, including that the Warburg Pincus Reporting Persons would not without Financial Engines’ prior consent: make proposals to the Board or Financial Engines stockholders or public announcements concerning a business combination or certain other extraordinary transactions involving Financial Engines; form or participate in a group (other than among affiliates of the Warburg Pincus Reporting Persons)

with any person with respect to Financial Engines voting securities; otherwise act with any person to seek to control or influence the management or policies of Financial Engines or the Board; or acquire Financial Engines voting securities if such acquisition would result in the Warburg Pincus Reporting Persons beneficially owning more than 19.9% of the outstanding Financial Engines voting securities.

Registration Rights. Under the Stockholders Agreement, in accordance with the terms and subject to the exceptions and restrictions set forth therein, Financial Engines is required to file with the SEC and maintain the effectiveness of a “shelf” registration statement to register for resale in the public market the shares of Common Stock held by the Warburg Pincus Reporting Persons and certain other persons.

The foregoing summary of the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is attached as Exhibit 3 to this Statement and is incorporated herein by reference.

Additional Disclosure

Except as set forth herein, none of the Warburg Pincus Reporting Persons nor, to the best of their knowledge, any person listed in Schedule A, has any plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D with respect to the Issuer.

Subject to the terms of the Stockholders Agreement, the Warburg Pincus Reporting Persons reserve the right to formulate other plans or make proposals which relate to or would result in a transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D with respect to the Issuer, and take action in connection therewith, including a disposition of all or a portion of their investment in the Issuer. Subject to the terms of the Stockholders Agreement, the Warburg Pincus Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing with respect to the Issuer.

Item 5.  Interest in Securities of the Issuer.

The information contained on the cover pages of this Statement are incorporated by reference.

(a)         In the aggregate, the Warburg Pincus Reporting Persons beneficially own, as of the date hereof, an aggregate of 8,218,256 shares of Common Stock, representing 13.3% of Common Stock issued and outstanding (based on 61,585,287 shares of Common Stock outstanding as of February 2, 2016 as reported by the Issuer on its Registration Statement Form S-3 and accompanying prospectus filed with the SEC on February 3, 2016). This amount includes 254,791 shares of Common Stock held directly by WP X Partners and 7,936,465 shares of Common Stock held indirectly by WP X through its wholly owned subsidiary, WP X Finance, L.P.

(b)         Each Warburg Pincus Reporting Person, as a member of a “group” with the other Warburg Pincus Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to have shared voting, disposition and investment power with respect to

8,218,256 shares of Common Stock. Each Warburg Pincus Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock, and this Statement shall not be deemed an admission that for purposes of Section 13 of the Exchange Act or otherwise, any of the Warburg Pincus Reporting Persons is the beneficial owner of the Common Stock.

(c)          Other than the shares reported herein, none of the Warburg Pincus Reporting Persons has effected any transaction involving the Common Stock in the 60 days prior to filing this Statement.

(d)         To the best knowledge of the Warburg Pincus Reporting Persons, no person other than the Warburg Pincus Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Warburg Pincus Reporting Persons identified in this Item 5.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Joint Filing Agreement under Item 2 of this Statement and the descriptions of the the Merger Agreement, the Put/Call Agreement and the Stockholders Agreement under Item 4 of this Statement are incorporated herein by reference.

Other than the Joint Filing Agreement, the Merger Agreement, the Put/Call Agreement and the Stockholders Agreement, mentioned above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Warburg Pincus Reporting Persons and between such person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit Number	Description of Exhibit
1

Joint Filing Agreement, dated as of February 10, 2016, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X, L.P., Warburg Pincus X GP, L.P., WPP GP LLC, Warburg Pincus Partners, L.P., Warburg Pincus Partners GP LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy.

2

Agreement and Plan of Mergers, dated as of November 5, 2015, by and among Financial Engines, Inc., Mayberry Acquisition Sub I, LLC, Mayberry Acquisition Sub, Inc., Mayberry Acquisition Sub II, LLC, Kansas City 727 Acquisition Corporation, TMFS Holdings, Inc., Kansas City 727

Acquisition LLC and, solely in its capacity as the Sellers’ Representative, WP Fury Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Financial Engines, Inc., filed with the U.S. Securities and Exchange Commission on November 9, 2015).

3

Stockholders Agreement, dated as of November 5, 2015, by and among Financial Engines, Inc., WP X Finance, L.P., WP X Partners, L.P., TMFS Holdings, Inc. and Christopher R. Braudis (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Financial Engines, Inc., filed with the U.S. Securities and Exchange Commission on November 9, 2015).

4	Put/Call Letter Agreement, dated as of November 5, 2015, by and among WP X Finance, L.P., WP X Partners, L.P. and TMFS Holdings, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2016

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.

By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS X, L.P.

By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS X GP, L.P.

By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WPP GP LLC

By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Attorney-in-Fact*

* Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the United States Securities and Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum, Inc. (f/k/a Laredo Petroleum Holdings, Inc.) and is hereby incorporated by reference.

SCHEDULE A

PART I

Set forth below is the name, position and present principal occupation of each of the general partners of WP and members of WP LLC (including its subsidiaries). Except as otherwise indicated, the business address of each of such persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York  10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Gregory C. Baecher	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Anthony Robert Buonanno	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark M. Colodny	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Joseph Gagnon	Partner of WP; Member and Managing Director of WP LLC
Timothy F. Geithner	Partner of WP; Member, Managing Director and President of WP LLC
Stephanie Geveda	Partner of WP; Member and Managing Director of WP LLC
Steven G. Glenn	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Joie Gregor	Partner of WP; Member and Managing Director of WP LLC
Christopher Gunther	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
Fred Hassan	Partner of WP; Member and Managing Director of WP LLC
William Blake Holden	Partner of WP; Member and Managing Director of WP LLC
Edward Y. Huang	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Kenneth I. Juster	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-Chief Executive Officer of WP LLC
Noah Knauf	Partner of WP; Member and Managing Director of WP LLC
Robert B. Knauss	Partner of WP; Member and Managing Director of WP LLC
David B. Krieger	Partner of WP; Member and Managing Director of WP LLC
Rajveer Kushwaha	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-Chief Executive Officer of WP LLC
James Levy	Partner of WP; Member and Managing Director of WP LLC
Frank Marinaro	Partner of WP; Member and Managing Director of WP LLC
Harsha Marti	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
Vishnu Menon	Partner of WP; Member and Managing Director of WP LLC

James Neary	Partner of WP; Member and Managing Director of WP LLC
Jeffrey Perlman	Partner of WP; Member and Managing Director of WP LLC
Chandler Reedy	Partner of WP; Member and Managing Director of WP LLC
John Rowan	Partner of WP; Member and Managing Director of WP LLC
Justin L. Sadrian	Partner of WP; Member and Managing Director of WP LLC
John W. Shearburn	Partner of WP; Member and Managing Director of WP LLC
Ashutosh Somani	Partner of WP; Member and Managing Director of WP LLC
David Sreter	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
James W. Wilson	Partner of WP; Member and Managing Director of WP LLC
Daniel Zamlong	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal Partnership, L.P.**

*                                         New York limited partnership; primary activity is ownership interest in WP

**                                  Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Jonas Agesand (1)	Member and Managing Director of WP LLC
Jacques Aigrain (2)	Member and Senior Advisor of WP LLC; Partner of WP
Gregory C. Baecher	Member and Managing Director of WP LLC; Partner of WP
Bo Bai	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Simon Begg (3)	Member and Managing Director of WP LLC
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Paul Best (3)	Member and Managing Director of WP LLC
Peder Bratt (3)	Member and Managing Director of WP LLC
Anthony Robert Buonanno	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (4)	Member and Managing Director of WP LLC
Mark M. Colodny	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Yi Ding (5)	Member and Managing Director of WP LLC
Simon Eyers (3)	Member and Managing Director of WP LLC
Min Fang (5)	Member and Managing Director of WP LLC
Max Fowinkel (6)	Member and Managing Director of WP LLC
Joseph Gagnon	Member and Managing Director of WP LLC; Partner of WP
Timothy F. Geithner	Member, Managing Director and President of WP LLC; Partner of WP
Stephanie Geveda	Member and Managing Director of WP LLC; Partner of WP
Steven G. Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Joie Gregor	Member and Managing Director of WP LLC; Partner of WP
Christopher Gunther	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Fred Hassan	Member and Senior Advisor of WP LLC; Partner of WP
William Blake Holden	Member and Managing Director of WP LLC; Partner of WP
Edward Y. Huang	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Kenneth I. Juster	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-Chief Executive Officer of WP LLC; Managing General Partner of WP
Noah Knauf	Member and Managing Director of WP LLC; Partner of WP
Robert B. Knauss	Member and Managing Director of WP LLC; Partner of WP
David B. Krieger	Member and Managing Director of WP LLC; Partner of WP
Rajveer Kushwaha	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-Chief Executive Officer of WP LLC; Managing General Partner of WP
James Levy	Member and Managing Director of WP LLC; Partner of WP
Vishal Mahadevia	Member and Managing Director of WP LLC
Niten Malhan (7)	Member and Managing Director of WP LLC

Frank Marinaro	Member and Managing Director of WP LLC; Partner of WP
Harsha Marti	Member and Managing Director of WP LLC; Partner of WP
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Vishnu Menon	Member and Managing Director of WP LLC; Partner of WP
Piero Minardi (8)	Member and Managing Director of WP LLC;
Nitin Nayar	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Hoi Ying Ng (4)	Member and Managing Director of WP LLC
René Obermann (6)	Member and Managing Director of WP LLC
Narendra Ostawal (7)	Member and Managing Director of WP LLC
Jeffrey Perlman	Member and Managing Director of WP LLC; Partner of WP
Chandler Reedy	Member and Managing Director of WP LLC; Partner of WP
John Rowan	Member and Managing Director of WP LLC; Partner of WP
Justin L. Sadrian	Member and Managing Director of WP LLC; Partner of WP
Anish Saraf (7)	Member and Managing Director of WP LLC
Adarsh Sarma (7)	Member and Managing Director of WP LLC
Viraj Sawhney (7)	Member and Managing Director of WP LLC
Joseph C. Schull (9)	Member and Managing Director of WP LLC
John W. Shearburn	Member and Managing Director of WP LLC; Partner of WP
Ashutosh Somani	Member and Managing Director of WP LLC; Partner of WP
David Sreter	Member and Managing Director of WP LLC; Partner of WP
Biddanda N. Thimmaya (7)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Somit Varma (7)	Member and Managing Director of WP LLC
Zhen Wei (4)	Member and Managing Director of WP LLC
James W. Wilson	Member and Managing Director of WP LLC; Partner of WP
Daniel Zamlong	Member and Managing Director of WP LLC; Partner of WP
Langlang Zhou (5)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP

(1)         Citizen of Sweden

(2)         Citizen of France

(3)         Citizen of United Kingdom

(4)         Citizen of Hong Kong

(5)         Citizen of China

(6)         Citizen of Germany

(7)         Citizen of India

(8)         Citizen of Italy

(9)         Citizen of Canada

As of February 1, 2016